Exhibit 99.1

LIVEREEL MEDIA CORPORATION

Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended March 31, 2014 and 2013
(Unaudited)

(Expressed in Canadian Dollars)

LiveReel Media Corporation

Notice to Reader of the Condensed Unaudited Interim Consolidated Financial Statements

The accompanying condensed unaudited interim consolidated financial statements of LiveReel Media Corporation for the three and nine months ended March 31, 2014 have been prepared in accordance with International Financial Reporting Standards, consistently applied.

The accompanying condensed unaudited interim financial statements have been prepared by and are the responsibility of the Company’s management.  The Company’s independent auditor has not performed a review of the condensed unaudited interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim consolidated financial statements by an entity’s auditor.

May 28, 2014

LiveReel Media Corporation
Condensed Unaudited Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

As at	Note	March 31, 2014	June 30, 2013
Assets
Current Assets
Cash		$1,339	$20
Other assets	6	4,041	4,039
Total Assets		5,380	4,059
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	7	$27,509	$27,041
Due to related parties	11	82,867	-
Short-term loan payable	8	227,336	209,189
Total Liabilities		337,712	236,230
Shareholders’ Equity (Deficiency)
Capital stock	9	7,880,660	7,880,660
Contributed surplus		347,699	347,699
Equity component of debt		13,497	13,497
Accumulated deficit		(8,574,188)	(8,474,027)
Total Shareholders’ Equity (Deficiency)		(332,332)	(232,171)
Total Liabilities and Shareholders’ Equity		$5,380	$4,059

Going Concern (Note 1)
Related Party Transactions (Note 11)

Approved by the Board  ”Henry Kneis”  Director    ”Mike Wekerle” Director
                                           (signed)                         (signed)

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Condensed Unaudited Interim Consolidated Statements of Operations
and Comprehensive Loss
(Expressed in Canadian Dollars)

	Note	Three Months Ended March 31, 2014	Nine Months Ended March 31, 2014	Three Months Ended March 31, 2013	Nine Months Ended March 31, 2013

Revenue		$-	$-	$-	$-
Expenses
Consulting	11	-	-	(50,000)	(25,000)
Professional fee	11	9,163	43,663	(23,452)	3,274
Shareholders information		7,500	29,515	6,614	17,437
Office and general		2,813	8,619	3,172	8,979
Financing costs	11	6,049	18,147	11,287	20,797
Bank charges and interest		90	230	253	637
Foreign exchange (gain) loss		(9)	(13)	(44)	29
		25,606	100,161	(52,170)	26,153
Net loss and comprehensive loss		$(25,606)	$(100,161)	$52,170	$(26,153)
Net loss per share – basic and diluted	10	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Weighted average number of shares outstanding		23,521,744	23,521,744	23,521,744	23,521,744

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Condensed Unaudited Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Note	Three Months Ended March 31, 2014	Nine Months Ended March 31, 2014	Three Months Ended March 31, 2013	Nine Months Ended March 31, 2013
Cash flows from operating activities
Net loss for the period		$(25,606)	$(100,161)	$52,170	$(26,153)
Adjustment for non-cash items:
Financing costs		6,049	18,147	6,282	12,861
Changes in working capital items:
Other assets		-	-	12,222	18,205
Accounts payable and accrued liabilities		1,753	466	(101,644)	(106,674)
Due to related parties		12,714	82,867	-	-
		20,516	101,480	(30,970)	(101,761)
Cash flows from financing activities
Proceeds from note payable		-	-	14,763	90,513
Increase (decrease) in cash		(90)	1,319	(16,207)	(11,248)
Cash, beginning of period		1,429	20	18,730	13,771
Cash, end of period		$1,339	$1,339	$2,523	$2,523

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation

Condensed Unaudited Interim Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)

For the nine months ended March 31, 2014 and 2013

	Number of Shares	Share Capital	Contributed Surplus	Equity Component of Debt	Accumulated Deficit	Shareholders’ Equity (Deficit)
Balance, July 1, 2012	23,521,744	$7,880,660	$347,699	$17,792	$(8,454,342)	$(208,191)
Net loss for the period	-	-	-	-	(26,153)	(26,153)
Balance, March 31, 2013	23,521,744	$7,880,660	$347,699	$17,792	$(8,480,495)	$(234,344)

	Number of Shares	Share Capital	Contributed Surplus	Equity Component of Debt	Accumulated Deficit	Shareholders’ Equity (Deficit)
Balance, July 1, 2013	23,521,744	$7,880,660	$347,699	$13,497	$(8,474,027)	$(232,171)
Net loss for the period	-	-	-	-	(100,161)	(100,161)
Balance, March 31, 2014	23,521,744	$7,880,660	$347,699	$13,497	$(8,574,188)	$(332,332)

The accompanying notes form an integral part of these consolidated financial statements.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2014 and 2013

1.	NATURE OF OPERATIONS AND GOING CONCERN

LiveReel Media Corporation (the “Company") is an entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.  The Company’s registered office is 130 King Street West, Suite 2950, Toronto, ON, M5X 1C7.

Management has prepared these unaudited interim consolidated financial statements in accordance with International Financial Reporting Standards applicable to a going concern, which contemplates that assets will be realized and liabilities discharged in the normal course of business as they come due.  The Company has accumulated significant losses since its inception and has incurred significant costs trying to establish its presence in various ventures. To this point, all operational activities and the overhead costs have been funded from the available cash and by equity and debt issuances.  These conditions indicate that there could be a substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

The Company has incurred a net loss of $25,606 during the period, has a working capital deficit of approximately $332,300 and an accumulated deficit of approximately $8.6 million.  The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations.  The Company continues to receive funding from its largest shareholder (see Note 11) to assist with the Company’s working capital requirements.  These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company was unable to realize its assets and settle its liabilities as a going concern in the normal course of operations.  Such adjustments could be material.

Currently, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.  It will continue to look to its largest shareholder for continued financial support if necessary.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 “Interim Financial reporting” (“IAS 34”) using accounting policies in conformity with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFIRC”).

The consolidated financial statements were approved by the Company’s board of directors and authorized for issue on May 28, 2014.

The condensed unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements.

(b)	Basis of Presentation

These condensed unaudited interim consolidated financial statements have been prepared on the historical cost basis.  Historical Cost is based on the fair value of the consideration given in exchange for assets.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Consolidation

The condensed unaudited interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiary – LiveReel Productions Corporation (“LRPC”). The subsidiary changed its name from Noble House Film & Television Inc. to LiveReel Productions Corporation effective August 10, 2006.

LRPC holds titles to the film properties and distribution rights acquired and is in the business of licensing, developing, producing and distributing films and television programs.

All intercompany balances and transactions have been eliminated on consolidation

(d)	Functional and Presentation Currency

These condensed unaudited interim consolidated financial statements have been prepared in Canadian dollars, which is the Company’s functional and presentation currency.

(e)	Financial instruments

Financial assets:

All financial assets are recognized and derecognized on the trade date where the purchase or sale of a financial asset is under contract whose terms require delivery of the financial asset within the time frame established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified at fair value through profit or loss which are initially measured at fair value.

Financial assets are classified into the following categories: financial assets ‘at fair value through profit or loss’ (“FVTPL”), ‘held-to-maturity investments’, ‘available-for-sale’ financial assets and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial liabilities:

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’.

Other financial liabilities including borrowings are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest costs over the relevant period.  The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or (where appropriate) to the net carrying amount on initial recognition.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Financial instruments (continued)

De-recognition of financial liabilities:

The Company derecognizes financial liabilities when the obligations are discharged, cancelled or expire.

The Company’s financial instruments consist of the following:

Financial assets:	Classification:

Cash	FVTPL
Other assets	Other financial assets

Financial liabilities:	Classification:

Amounts payable and accrued liabilities	Other financial liabilities
Convertible notes payable	Other financial liabilities
Short-term loan	Other financial liabilities

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. Change in assumptions could significantly affect the estimates. The Company provides disclosure of the three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly, other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data.

Impairment of financial assets:

Financial assets are assessed for indicators of impairment at the end of each reporting period.  Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been negatively impacted. Evidence of impairment could include: significant financial difficulty of the issuer or the counterparty; or default or delinquency in interest or principal payments; or the likelihood that the borrower will enter bankruptcy or financial reorganization.

The carrying amount of financial assets is reduced by any impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying value is reduced through the use of an allowance account. When an amounts receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Loss Per Share

Basic loss per share is calculated by dividing net loss (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period.  Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

(g)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized in equity, in which case it is recognized in equity.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustments to tax payable in respect of previous years.

Deferred tax liabilities or assets are recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for taxation purposes.  Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination.

In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Significant accounting judgements and estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting estimates based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, include the valuation of financial instruments and income tax assets.

(i)	Reclassification

Prior period financial statement amounts have been reclassified to conform to current period presentation.

(j)	Recent accounting policies

A number of new standards, and amendments to standards and interpretations, are effective for the year ended June 30, 2014. None of these is expected to have a significant effect on the consolidated financial statements of the Company, except for IFRS 9 Financial Instruments, which becomes mandatory for the Company’s 2015 consolidated financial statements and is expected to impact the classification and measurement of financial assets. The extent of the impact has not been determined.

IFRS 10 Consolidated Financial Statements

On July 1, 2013, the Company adopted IFRS 10. IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements. Under IFRS 10, control is the only basis for consolidation. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. Extensive guidance has been added in IFRS 10 to deal with complex scenarios. IFRS 10 is effective for annual periods beginning on or after 1 January 2013, with earlier application permitted. The standard does not have a significant impact on the Company’s financial position or results of operations.

IFRS 12 Disclosure of Interests in Other Entities

On July 1, 2013, the Company adopted IFRS 12 Disclosure of Interests in Other Entities, which establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The standard is expected to result in additional disclosure in the Company’s annual consolidated financial statements.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Recent accounting policies (continued)

IFRS 13 Fair Value Measurement

On July 1, 2013, the Company adopted IFRS 13, which establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The Standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 Financial Instruments: Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope. The standard has been applied on a prospective basis.

3.	CAPITAL MANAGEMENT

The Company includes equity, comprised of issued share capital, reserves and deficit, in the definition of capital.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund its activities relating to identifying and evaluating qualifying transactions.  To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

4.	FINANCIAL INSTRUMENTS AND RISK FACTORS

There has been no change with respect to the overall risk management objectives during the three months ended March 31, 2014.

The Company’s financial instruments consisting of cash, other assets, accounts payable and other accrued liabilities and short term loan payable, approximate fair value due to the relatively short term maturities of the instruments.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Cash is identified as Level 1.

As at March 31, 2014, the Company had a working capital deficit of $332,332, including $227,336 loan payable to its largest shareholder.  The Company will continue to look to its largest shareholder for continued financial support if necessary.

The Company has exposure to liquidity risk.  Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2014 and 2013

5.	CATEGORIES OF FINANCIAL INSTRUMENTS

	March 31, 2014	June 30, 2013
Financial assets:
FVTPL
Cash	$1,339	$20
Other assets	4,041	4,039
Total	$5,380	$4,059

Financial liabilities:
Other financial liabilities:
Accounts payable and accrued liabilities	$27,509	$27,041
Due to related parties	82,867	-
Short-term loan	227,336	209,189
Total	$337,712	$236,230

6.	OTHER ASSETS

	March 31, 2014	June 30, 2013

Tax recoverable	$4,041	$4,039

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities include the following:

	March 31, 2014	June 30, 2013

Accounts payable	$-	$10,091
Accrued liabilities	27,509	16,950
Total	$27,509	$27,041

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2014 and 2013

8.	SHORT-TERM LOAN

On September 17, 2012, the Company entered into an unsecured loan agreement with the Billidan Family Trust, a related party to the Company’s former largest shareholder, in the aggregate principal amount of $25,000.  The loan had a term of twelve months maturing September 17, 2013, bore interest at 12% per annum until maturity, and would be prepaid at any time upon payment of a penalty of $2,000.  This note and all accrued interest was also repaid in full in connection with the change in control of the Company and additional debt financing of the Company in March 2013.

On December 19, 2012, the Company entered into an unsecured loan agreement with Difference Capital Financial Inc. (“Difference”), at the time an arms’ length party, in the aggregate principal amount of $50,000.   The loan had a term of twelve months maturing December 19, 2013, accrued interest at 12% per annum until maturity, and could be prepaid at any time without notice or penalty.

On March 22, 2013, Difference acquired control of the Company by the acquisition of a majority of common shares of the Company, and entered into an unsecured loan agreement in the aggregate principal amount of $150,000.  The loan had a term of twelve months maturing March 22, 2014, accrued interest at 12% per annum until maturity, and would be prepaid at any time without notice or penalty.

Subsequent to March 31, 2014, the Company extended the term of its loans with Difference to provide that such loans now mature on a demand basis.

9.	CAPITAL STOCK

a)	Authorized: Unlimited number of common shares

b)	Issued:

	March 31, 2014		June 30, 2013
	Common		Common
	Shares	Amount	Shares	Amount

Beginning of year	23,521,744	$7,880,660	23,521,744	$7,880,660

End of year	23,521,744	$7,880,660	23,521,744	$7,880,660

10.	LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the three and nine month periods ended March 31, 2014, which were 23,521,744 shares (three and nine month periods ended March 31, 2013 – 23,521,744).

LiveReel Media Corporation
Condensed Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2014 and 2013

11.	RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the three and nine months ended March 31, 2014 and balances as at that date, not disclosed elsewhere in the financial statements are:

a)
During the three and nine months ended March 31, 2014, the Company received $12,714 and $82,867 respectively (three and nine months ended March 31, 2013 – nil) in advances from Difference Capital, its largest shareholder, for working capital purposes.

b)
During the quarter ended March 31, 2013, consulting fees included $5,000 paid to the former Chief Executive Officer of the Company. During the nine months ended March 31, 2013, consulting fees included $20,000 paid to the former Chief Executive Officer of the Company and $10,000 paid to the former Chief Financial Officer of the Company. No consulting fees were paid to any related parties during the three and nine months ended March 31, 2014.

c)	Financing costs in the three and nine months ended March 31, 2014 were $6,049 and $18,147 respectively payable to Difference Capital (three and nine months ended March 31, 2013 – $4,962).

12.	SEGMENTED INFORMATION

The Company does not have any reportable segments at this time and all operations take place in Canada.